Issuer Free Writing Prospectus dated December 10, 2007
(Supplementing Preliminary Prospectus dated November 19, 2007)
Filed pursuant to Rule 433
Registration Statement No. 333-144894

Free Writing Prospectus
Dated December 10, 2007

This free writing prospectus should be read together with the preliminary prospectus dated November 19, 2007 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 5 to K12 Inc.’s Registration Statement on Form S-1 (File No. 333-144894). The following information supplements and updates the information contained in the Preliminary Prospectus. The most recent amendment to the Registration Statement can be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/1157408/000095013307004710/w35617a5sv1za.htm.

Set forth below is a revised “Business — Legal Proceedings” section for K12 Inc.’s Preliminary Prospectus. The revised disclosure below replaces the “Business — Legal Proceedings” section in the Preliminary Prospectus in its entirety.

Legal Proceedings

In the ordinary conduct of our business, we are subject to lawsuits and other legal proceedings from time to time. There are currently two significant pending lawsuits in which we are involved; Johnson v. Burmaster and Illinois v. Chicago Virtual Charter School that, in each case, have been brought by teachers’ unions seeking the closure of the virtual public schools we serve in Wisconsin and Illinois, respectively.

As described more fully below, we intend to appeal a recent ruling against us by the Court of Appeals in Johnson v. Burmaster, and we recently won a preliminary motion in Illinois v. Chicago Virtual Charter School. Nevertheless, it is not possible to predict the final outcome of these matters with any degree of certainty. Even so, we do not believe at this time that a loss in either case would have a material adverse impact on our future results of operations, financial position or cash flows. Depending on the legal theory advanced by the plaintiffs, however, there is a risk that a loss in these cases could have a negative precedential effect if like claims were to be advanced and succeed under similar laws in other states where we operate. The cumulative effect under those circumstances could be material.

Johnson v. Burmaster

In 2003, the Northern Ozaukee School District (NOSD) in the State of Wisconsin established a virtual public school, the Wisconsin Virtual Academy (WIVA), and entered into a service agreement with us for online curriculum and school management services. On January 6, 2004, Stan Johnson, et al., and the Wisconsin Education Association Council (WEAC) filed suit in the Circuit Court of Ozaukee County against the Superintendent of the Department of Public Instruction (DPI), Elizabeth Burmaster, the NOSD and K12 Inc. The plaintiffs alleged that the NOSD violated the state charter school, open enrollment and teacher-licensure statutes when it authorized WIVA.

On March 16, 2006, the Circuit Court issued a decision and order finding that nothing in these three statutes prohibits virtual schools like WIVA. Specifically, the Court concluded that: (i) WIVA was located in NOSD because its offices, where WIVA’s administration operates the school and establishes policies, are in the district and thus comply with the charter school law; (ii) that lessons and instruction delivered over the Internet to non-resident students constitute attendance because the open-enrollment law does not mandate a student’s physical presence; and (iii) that WIVA’s certified teachers satisfy the requirement for licensed teachers in public schools, whereas the parents’ role does not constitute teaching as defined in the Wisconsin Administrative Code. The Court thus granted the defendant’s motion for summary judgment (Case No. 04-CV-12).

On June 5, 2006, WEAC and DPI filed an appeal in the Wisconsin Court of Appeals, District II (No. 2006-AP/01380). On December 5, 2007, the Court of Appeals reversed the Circuit Court decision and held that WIVA is not in compliance with these statutes; granted summary judgment to WEAC and DPI; and ordered the Circuit Court to enter a declaratory ruling that NOSD and K12 are in violation of the applicable statutes and to enjoin the DPI from making pupil transfer payments based on students enrolled in WIVA. Specifically, the court found that (i) at least part of WIVA was not within the physical boundaries of its chartering school district because a majority of the students and teachers are not located there, and that such a separation violates the charter school law, (ii) WIVA’s non-resident pupils attend school outside the district (based on its prior conclusion that WIVA is partially located outside the district), and therefore that WIVA does not qualify for open-enrollment funding, and (iii) although WIVA utilizes certified teachers, the activities of WIVA parents (including working one-on-one with a pupil, presenting the lesson, answering questions and assessing progress) also fall within the applicable definition of “teaching” under the Wisconsin Administrative Code, and therefore that WIVA violated Wisconsin’s teacher licensure requirements.

Under Wisconsin law, the order of the Court of Appeals will be automatically stayed for 30 days to provide us an opportunity to appeal the decision to the Wisconsin Supreme Court. We intend to appeal the decision to the Wisconsin Supreme Court, which in its discretion may decide whether or not to hear our appeal. Upon the filing of our petition with the Wisconsin Supreme Court, the order of the Court of Appeals will remain without effect until the Wisconsin Supreme Court either determines not to hear our appeal or issues a ruling in the case.

While our appeal remains pending before the Wisconsin Supreme Court, WIVA will continue to operate and we will continue to provide our curriculum and school management services to WIVA. We estimate that revenue from WIVA for fiscal year 2008 will be approximately $5.0 million, of which $1.6 million was recognized in the fiscal quarter ended September 30, 2007. We believe we will be entitled to full payment from WIVA for the curriculum and school management services we provide in fiscal 2008. However, if we determine that it is probable that DPI will cease making open enrollment payments to WIVA for students enrolled in WIVA, we will be required to establish a reserve in fiscal year 2008 of up to $5.0 million, though we would still seek to collect payment in full for curriculum and services provided to WIVA in fiscal 2008. If we ultimately do not prevail in this case, we will not be able to continue to manage WIVA or any other statewide virtual public school in Wisconsin unless the state legislature adopts legislation to allow us to do so. In fiscal year 2007 and the fiscal quarter ended September 30, 2007, average enrollments in WIVA were 677 and 840, respectively, and we derived 3.0% and 2.7%, respectively, of our revenues from WIVA.

Illinois v. Chicago Virtual Charter School

On October 4, 2006, the Chicago Teachers Union (CTU) filed a citizen taxpayers lawsuit in the Circuit Court of Cook County challenging the decision of the Illinois State Board of Education to certify the Chicago Virtual Charter School (CVCS) and to enjoin the disbursement of state funds to the Chicago Board of Education under its contract with the CVCS. Specifically, the CTU alleges that the Illinois charter school law prohibits any “home-based” charter schools and that CVCS does not provide sufficient “direct instruction” by certified teachers of at least five clock hours per day to qualify for funding. K12 Inc. and K12 Illinois LLC were also named as defendants. On May 16, 2007, the Court dismissed K12 Inc. and K12 Illinois LLC from the case and on June 15, 2007, the plaintiffs filed a second amended complaint which the court dismissed on October 30, 2007 with leave to re-plead. We continue to participate in the defense of CVCS under an indemnity obligation in our service agreement with that school, which requires us to indemnify CVCS against certain liabilities arising out of the performance of the service agreement, and certain other claims and liabilities, including liabilities arising out of challenges to the validity of the virtual school charter. In fiscal year 2007 and the fiscal quarter ended September 30, 2007, average enrollments in CVCS were 225 and 407, respectively, and we derived approximately 1.1% and 1.3%, respectively of our revenues from CVCS.

K12 Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents K12 Inc. has filed with the SEC, for more complete information about K12 Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, K12 Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(866) 718-1649.

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